UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Landsea Homes Corporation

(Name of Subject Company (Issuer))

Lido Merger Sub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Lido Holdco, Inc.

(Name of Filing Person (Offeror))

The New Home Company Inc.

(Name of Filing Person (Offeror))

Apollo Management IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number of Class of Securities)

Lido Merger Sub, Inc.

c/o The New Home Company Inc.

18300 Von Karman Ave, Suite 1000

Irvine, California 92612

Attention: Miek Harbur

Telephone: (949) 382-6525

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brian P. Finnegan

Luke R. Jennings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), filed with the Securities and Exchange Commission on May 23, 2025 by Lido Merger Sub, Inc., a Delaware corporation (the “Offeror”), Lido Holdco, Inc., a Delaware corporation (“Parent”), The New Home Company Inc., a Delaware corporation (“New Home”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned direct subsidiary of Parent. Parent is a wholly owned direct subsidiary of New Home. Each of Parent and New Home is controlled by certain funds managed by Management IX. The Schedule TO relates to the offer by the Offeror to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”) of Landsea Homes Corporation, a Delaware corporation (the “Company” or “Landsea”) at a purchase price of $11.30 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented as set forth below:

In connection with (and conditioned on) the Merger, the Offeror, Parent and New Home expect to receive $700.0 million in equity financing, which is $50.0 million over the contractual amount of the Equity Financing. As a result of the additional Equity Financing, the Offeror, Parent and New Home expect to reduce the amount of funding used under the $700.0 million Land Bank Arrangement on the Closing Date to fund the Transactions.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIDO MERGER SUB, INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

LIDO HOLDCO, INC

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

THE NEW HOME COMPANY INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Dated: June 2, 2025